1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 17, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/17/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on February 17, 2006: The Company received the judgement letter from Ministry of Economic Affairs

Exhibit 99.1

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The Company received the judgement letter from Ministry of Economic Affairs

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: The official letter No. 09509003500 from Ministry of Economic Affairs on 2006/02/15

2. Date of occurrence of the event: 2006/02/17

3. Background and circumstances of the matter (including the property/subject matter under dispute): The Department of Economics decided to fine UMC based on Taiwan’s “Regulations Governing Residents between the Taiwan Area and the Mainland China Area”

4. Course and progression of handling of the matter: Processing through legal procedures

5. Effect on company finances and business and estimated monetary amount of the effect: Fine of NT$5,000,000

6. Countermeasures and status of amelioration: UMC plans to appeal this decision as entitled to in full accordance with Taiwan law

7. Any other matters that need to be specified: None